                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of June, 1998

                        Nymox Pharmaceutical Corporation
                (Translation of registrant's name into English)

             9900 Cavendish Blvd., St. Laurent, PQ, Canada H4M 2V2
                       (Address of principal executive offices)

     [indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                       Form 20-F [X]     Form 40-F [ ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             Yes [X]      No [ ]


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           NYMOX PHARMACEUTICAL CORPORATION
                                           --------------------------------
                                                      (Registrant)


Date: July 31, 1998                   BY:  /s/ ROY WOLVIN
                                           -----------------------------
                                               Roy Wolvin

MESSAGE TO SHAREHOLDERS

Nymox is pleased to present its results for the second quarter of 1998.

R&D ACTIVITIES

Nymox announced in June 1998 that a Medical Advisory Board has been formed for AD7C(TM), Nymox's diagnostic aid to physicians for Alzheimer's disease. The new board consists of experienced experts in the field who will function as spokespersons to other doctors for Nymox's testing technology, and who will advise on the latest developments in the field. The members of the Board include: Christopher Kircher, MD, Neurologist, Christ Hospital, Cincinnati; George Perry, Ph.D., Professor of Neuropathology, Case Western Reserve University; Philipp Kahle, Ph.D., Neuroscientist, Department of Neurobiology, Stanford University School of Medicine; Douglas M. Brandt, MD, Psychiatrist, Clinical Assistant Professor, Department of Neuropsychiatry & Behavioral Research, University of South Carolina School of Medicine; Ira J. Goodman, MD, Neurologist, Associate Professor of Medicine, University of Florida School of Medicine; Garth Bissette, Ph.D., Professor, Division of Neurobiology & Behavioral Research, University of Mississippi Medical Center; Robert Tureen, Ph.D., Adjunct Associate Professor of Psychology, Miami University of Ohio, and University of Cincinnati; Steven J. Gulevich, MD, Neurologist, Director of Colorado Neurological Institute; John J. Feibel, MD, Neurologist, Associate Clinical Professor of Neurology, Riverhills Healthcare, Cincinnati, Ohio.

In July 1998, Nymox announced that a new independent study has confirmed the accuracy of Nymox's AD7C(TM) test. The peer-review study was published in the June issue of the Journal of Contemporary Neurology. The study compared Alzheimer's disease (AD) patients with age matched normal control individuals and also with age matched demented patients with conditions other than AD, such as Creutzfeldt-Jakob disease, Lewy Body disease, depression, stroke, and other diseases which can produce symptoms similar to AD. The AD patients were readily distinguished from the control patients on the basis of their AD7C measurements which are significantly higher in AD. The non-AD dementia control group scored similarly to the normal controls, and thus the AD patients could also be distinguished from the non-AD dementia cases. The specificity, or lack of false positives in the non-AD dementia group, was over 90%.

The study also found that the AD7C test is able to identify positively the true AD cases with the similar excellent percentage accuracy to that shown in previous trials of AD7C(TM), such as the landmark studies of AD7C published in the December 15, 1997 issue of the Journal of Clinical Investigation (vol.100; pages 3093-3104).

At the 6th International Conference on Alzheimer's Disease and Related Disorders, in Amsterdam in July, 1998 and at a Satellite Symposium sponsored by Nymox, the Company announced that researchers from Massachusetts General Hospital (MGH), Harvard University, Stanford University and Nymox Corporation released new data confirming the accuracy, utility, and specificity of the Company's AD7C(TM) test. Dr. Philip Kahle presented the results of a study comparing AD7C to several other measurements. The researchers at Stanford University found that AD7C was substantially more accurate than any of the other markers studied.

In papers presented at the Conference and at the Symposium, Dr. Suzanne de la Monte, a neuropathologist from MGH, discussed data demonstrating how neuronal thread protein, the marker in the AD7C test, is implicated in the pathophysiology of AD. Dr. Hossein Ghanbari, Senior Vice President of Nymox, presented studies supporting the diagnostic and therapeutic applications of AD7C-NTP in AD.

In a separate area of Nymox R&D, Nymox announced work on "spherons", which was published in the March 1998 issue of The Journal of Alzheimer's Disease (vol.1; pages 1-35, also available at http://www.nymox.com). The Nymox researchers believe that "spherons" satisfy 20 criteria of validity as a causal entity in AD. Nymox has drug candidates for AD targeted at spherons, which are expected to begin human testing within one year. Nymox is also active in other therapeutic areas, with pre-clinical antibacterial drug candidates.

FINANCIAL RESULTS

Revenues for the 3 months ended June 30, 1998 were Can$115,259 versus Can$36,170 for the comparable prior year period. The Company also reported a net loss of Can$1,592,013 or Can$0.08 per share, as compared to a net loss of Can$1,292,083 or Can$0.07 per share for the same period last year. The net loss is due primarily to expenditures in research and development, and marketing.

Since the end of December 1997, the Corporation has completed private placements totaling 217,000 common shares, and all of its 696,491 Series A warrants were exercised for total proceeds to the Company of Can$7,787,273. The proceeds will be used for working capital and general corporate purposes. At June 30, 1998, cash and cash equivalents totaled Can$5,876,955, a significant improvement from December 31, 1997.

The management of Nymox wishes to express its appreciation to our shareholders for their continued support.





Paul Averback MD - President
July 31, 1998

                      Consolidated Financial Statements of
                                  (Unaudited)


                        NYMOX PHARMACEUTICAL CORPORATION


                   Periods ended June 30, 1998, 1997 and 1996

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements
(Unaudited)

Periods ended June 30, 1998, 1997 and 1996




FINANCIAL STATEMENTS

  Consolidated Balance Sheets ...............................    1

  Consolidated Statements of Earnings .......................    2

  Consolidated Statements of Deficit ........................    3

  Consolidated Statements of Changes in Financial Position ..    4

  Notes to Consolidated Financial Statements ................    5

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets
(Unaudited)

June 30, 1998 and 1997, with comparative figures as at December 31, 1997 (in Canadian dollars)


                                                June 30,     June 30,    December 31,
                                                  1998         1997          1997
                                              -----------  -----------   -----------
                                              (Unaudited)   (Unaudited)    (Audited)
Assets
Current assets:
   Cash                                        $2,980,030   $4,218,971    $  507,259
   Short-term investments                       2,896,925            -     1,780,086
   Accrued interest                                89,775            -         4,200
   Accounts receivable and other                   55,545       67,278        28,790
   Subscriptions receivable                        26,000            -             -
   Research tax credits receivable                155,347      338,000       150,000
   Prepaid expenses                                13,115            -             -
                                               ----------   ----------    ----------
                                                6,216,737    4,624,249     2,470,335

Advance to director                                56,000       56,000        56,000

Capital assets                                  1,559,554    1,454,063     1,419,462
                                               ----------   ----------    ----------
                                               $7,832,291   $6,134,312    $3,945,797
                                               ==========   ==========    ==========
Liabilities and Shareholders' Equity

Current liabilities:
   Accounts payable and accrued liabilities   $   158,239  $   289,523   $   292,330

Shareholders' equity:
   Capital stock                               21,831,103   13,852,154    13,852,632
   Capital stock subscription                           -            -       504,000
   Deficit                                    (14,157,051)  (8,007,365)  (10,703,165)
                                              -----------  -----------   -----------
                                                7,674,052    5,844,789     3,653,467
                                              -----------  -----------   -----------
                                              $ 7,832,291  $ 6,134,312   $ 3,945,797
                                              ===========  ===========   ===========

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Earnings
(Unaudited)

Periods ended June 30, 1998, 1997 and 1996
(in Canadian dollars)


                                            Three months ended June 30,                  Six months ended June 30,
                                     ---------------------------------------     -------------------------------------
                                           1998          1997         1996          1998            1997        1996
                                     -----------    -----------    ---------     ---------    -----------    ---------
Revenues:
   Interest                          $    85,875    $    17,251  $    37,301   $    98,626    $    21,478  $    72,093
   Service fees                           29,384         18,919            -        33,373         18,919            -
                                     -----------    -----------   ----------   -----------    -----------   ----------
                                         115,259         36,170       37,301       131,999         40,397       72,093

Expenses:
   Research and development              648,985        430,164      383,817     1,274,182      1,013,079      669,074
   Less investment tax credits           (3,347)       (32,000)     (75,500)        (5,347)       (98,000)     (96,500)
                                     -----------    -----------   ----------   -----------    -----------   ----------
                                         645,638        398,164      308,317     1,268,835        915,079      572,574

   General and administrative            335,609        274,863      173,822       474,906        393,138      315,577
   Marketing                             678,864        612,547            -     1,667,997      1,072,127            -
   Depreciation and amortization          44,451         40,415        7,599        86,571         78,947       11,801
   Interest and bank charges               2,710          2,264        5,557         4,576          5,761       (1,382)
                                     -----------    -----------   ----------   -----------    -----------   ----------
                                       1,707,272      1,328,253      495,295     3,502,885      2,465,052      898,570
                                     -----------    -----------   ----------   -----------    -----------   ----------
Net loss                             $(1,592,013)   $(1,292,083)   $(457,994)  $(3,370,886)   $(2,424,655)   $(826,477)
                                     ===========    ===========   ==========   ===========    ===========   ==========

Loss per share                       $     (0.08)   $     (0.07)   $   (0.03)  $     (0.18)   $     (0.13)   $   (0.05)
                                     ===========    ===========    =========   ===========    ===========   ==========
Weighted average number of
common shares outstanding             19,383,390     18,135,172   17,712,287    19,052,938     18,033,270   17,381,522
                                     ===========    ===========   ==========   ===========    ===========   ==========

See  accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Deficit
(Unaudited)

Periods ended June 30, 1998, 1997 and 1996
(in Canadian dollars)

                                          Three months ended June 30,                  Six months ended June 30,
                                ------------------------------------------     ------------------------------------------
                                    1998           1997           1996             1998           1997            1996
                                ------------    -----------    -----------     ------------    -----------    -----------
Deficit, beginning of period    $(12,565,038)   $(6,605,282)   $(1,908,169)    $(10,703,165)   $(5,472,710)   $(1,539,686)

Net loss                          (1,592,013)    (1,292,083)      (457,994)      (3,370,886)    (2,424,655)      (826,477)

Share issue costs                          -       (110,000)      (165,913)         (83,000)      (110,000)      (165,913)
                                ------------    -----------    -----------     ------------    -----------    -----------
Deficit, end of period          $(14,157,051)   $(8,007,365)   $(2,532,076)    $(14,157,051)   $(8,007,365)   $(2,532,076)
                                ============    ===========    ===========     ============    ===========    ===========


See  accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Changes in Financial Position
(Unaudited)

Periods ended June 30, 1998, 1997 and 1996
(in Canadian dollars)

                                            Three months ended June 30,                        Six months ended June 30,
                                    --------------------------------------------     ------------------------------------------
                                       1998             1997            1996            1998            1997           1996
                                    ----------       ----------       ----------     ----------       ----------     ----------
Cash provided by (used in):

Operations:
    Net loss                       $(1,592,013)     $(1,292,083)    $ (457,994)     $(3,370,886)     $(2,424,655)    $ (826,477)
    Item not involving cash:
        Depreciation and
        amortization                    44,451           40,415          7,599           86,571           78,947         11,801
    Net change in non-cash
    operating working
    capital items                      603,870          (89,369)      (118,291)        (290,883)        (166,675)      (203,200)
                                   -----------      -----------     ----------      -----------      -----------     ----------
                                      (943,692)      (1,341,037)      (568,686)      (3,575,198)      (2,512,383)    (1,017,876)

Financing:
    Issuance of capital stock        3,833,357        4,533,213      5,262,853        7,978,471        4,549,463      5,262,853
    Subscription to capital
    stock                                    -                -              -         (504,000)               -              -
    Share issue costs                        -         (110,000)      (165,913)         (83,000)        (110,000)      (165,913)
                                   -----------      -----------     ----------      -----------      -----------     ----------
                                     3,833,357        4,423,213      5,096,940        7,391,471        4,439,463      5,096,940

Investment:
    Additions to capital assets        (40,777)        (152,939)      (127,464)        (226,663)        (215,036)      (204,633)
                                   -----------      -----------     ----------      -----------      -----------     ----------

Increase in cash and
 short-term investments              2,848,888        2,929,237      4,400,790        3,589,610        1,712,044      3,874,431

Cash and short-term
 investments, beginning
 of period                           3,028,067        1,289,734      1,641,216        2,287,345        2,506,927      2,167,575
                                   -----------      -----------     ----------      -----------      -----------     ----------
Cash and short-term
 investments, end of period        $ 5,876,955      $ 4,218,971     $6,042,006      $ 5,876,955      $ 4,218,971     $6,042,006
                                   ===========      ===========     ==========      ===========      ===========     ==========


See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)

Periods ended June 30, 1998, 1997 and 1996
(in Canadian dollars)


Nymox Pharmaceutical Corporation (the "Corporation"), incorporated under the Canada Business Corporations Act, is a development stage biopharmaceutical corporation which specializes in the research and development of neurological therapeutics and diagnostics for the aging population, with an emphasis on Alzheimer's disease.

The Corporation is listed on the Montreal Exchange and on the NASDAQ Stock
Market.

1. BASIS OF PRESENTATION:

   (a)  Consolidation:

   The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles ("GAAP") and include the accounts of its wholly-owned US subsidiary. Significant intercompany balances and transactions have been eliminated on consolidation.

   (b)  Interim financial statements:

   The unaudited consolidated balance sheets as at June 30, 1998 and 1997 and the unaudited consolidated statements of earnings and deficit and changes in financial position for the three- and six-month periods ended June 30, 1998, 1997 and 1996, respectively, reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results of the interim periods presented. There are no adjustments in these interim financial statements other than normal recurring adjustments.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 1998, 1997 and 1996
(in  Canadian dollars)


2. CANADIAN/U.S. REPORTING DIFFERENCES:

  (a) Consolidated statements of earnings:

    The reconciliation of earnings reported in accordance with Canadian GAAP with U.S. GAAP is as follows:


                                    Three months ended June 30,                            Six months ended June 30,
                           ---------------------------------------------        -----------------------------------------------
                                1998            1997             1996              1998               1997              1996
                           -----------       -----------       ---------        -----------        -----------      -----------
Net loss, Canadian
GAAP                       $(1,592,013)      $(1,292,083)      $(457,994)       $(3,370,886)       $(2,424,655)       $(826,477)

Adjustments:
    Amortization of
    patents                    (15,276)          (13,761)         (9,292)           (29,989)           (23,631)         (18,584)
    Stock-based
    compensation -
    options granted
    to non-employees                 -                 -        (129,000)                 -                  -         (223,000)
                           -----------       -----------       ---------        -----------        -----------      -----------
Net loss, U.S. GAAP        $(1,607,289)      $(1,305,844)      $(596,286)       $(3,400,875)       $(2,448,286)     $(1,068,061)
                           ===========       ===========       =========        ===========        ===========      ===========

Loss per share,
U.S. GAAP                  $     (0.08)      $     (0.07)      $   (0.03)       $     (0.18)       $     (0.13)     $     (0.06)
                           ===========       ===========       =========        ===========        ===========      ===========

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 1998, 1997 and 1996
(in  Canadian dollars)


2. CANADIAN/U.S. REPORTING DIFFERENCES (CONTINUED):

  (b) Consolidated shareholders' equity:

    The reconciliation of shareholders' equity reported in accordance with Canadian GAAP with U.S. GAAP is as follows:



                                                                 June 30,            December 31,
                                                       -------------------------     ------------
                                                           1998          1997            1997
                                                       ----------     ----------      ----------
Shareholders' equity, Canadian GAAP                    $7,674,052     $5,844,789      $3,653,467

    Adjustments:
       (i)  Amortization of patents:
             Cumulative effect to beginning
             of the period                               (180,139)      (130,606)       (130,606)
             Current period                               (29,989)       (23,631)        (49,533)
                                                       ----------     ----------      ----------
                                                         (210,128)      (154,237)       (180,139)

       (ii) Stock-based compensation:
             Cumulative effect to beginning
             of period                                   (742,000)      (592,000)       (592,000)
             Current period                                     -              -        (150,000)
                                                       ----------     ----------      ----------
                                                         (742,000)      (592,000)       (742,000)
                                                       ----------     ----------      ----------

       Increase in deficit                               (952,128)      (746,237)       (922,139)
                                                       ----------     ----------      ----------
    Shareholders' equity, U.S. GAAP                    $6,721,924     $5,098,552      $2,731,328
                                                       ==========     ==========      ==========